UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact and Notice to the Market January | 2026

Exercise Requests of Subscription Warrants Issued in the Context of the Public Offering of Preferred and Common Shares of the Company

São Paulo, January 13, 2026 – Azul S.A. (B3: AZUL53; AZUL54, OTC: AZULQ) (“Azul” or “Company”), in compliance with the provisions of the Brazilian Securities Commission (“CVM”) Resolution No. 44, dated August 23, 2021, as amended (“CVM Resolution 44”), Article 157, paragraph 4 of Law No. 6,404, dated December 15, 1976, as amended (“Brazilian Corporations Law”), and in continuity with the material facts disclosed on December 12, 2025, December 22, 2025, January 6, 2026 and January 13, 2026, hereby informs its shareholders and the market in general that, following the end of the Exercise Period of the Subscription Warrants, granted free of charge as an additional benefit to the subscribers of shares in the context of the Primary Public Offering of Common Shares and Preferred Shares, with Subscription Warrants, issued by Azul S.A. (“Subscription Warrants” and “Offering,” respectively), B3 S.A. – Brasil, Bolsa, Balcão (“B3”) informed that it recorded the intention of exercise by investors of 6,197,744,517 Subscription Warrants for preferred shares issued by the Company and the necessity to issue up to 96,312,949,793 new preferred shares issued by the Company.

In addition, the Company informs that, through the Company’s bookkeeper, it received exercise requests for the exercise: (a) 445,474,982,966 Subscription Warrants for preferred shares, which will result in the issuance of 6,922,681,235,292 new preferred shares; and (b) 450,209,972,026 Subscription Warrants for common shares, which will result in the issuance of 10,390,846,154,360 new shares issued by the Company.

In view of the foregoing and considering the mandatory conversion of the Company’s preferred shares into common shares approved on January 12, 2026, the Company’s share capital may amount to up to R$ 15,732,035,251.20, divided into up to 591,898,203,876,671 common shares1.

The capital increase resulting from the exercise of the Subscription Warrants will be ratified at a meeting of the Board of Directors to be held on January 14, 2026, when the settlement of the shares resulting from the exercise of the Subscription Warrants and the delivery of such shares to the subscribers who exercised through B3 will occur. For reference by its shareholders and the market in general, the Company presents below a schedule of the next steps regarding the Subscription Warrants:

Step	Estimated Date
End of the Exercise Period of the Subscription Warrants	January 12, 2026
Date of the Board of Directors’ Meeting ratifying the Capital Increase Date of Financial Settlement of the Subscription Warrants	January 14, 2026

The Company remains available to provide any clarifications that may be necessary.

São Paulo, SP, January 13, 2026.

Alexandre Wagner Malfitani

Chief Financial Officer and Investor Relations Officer

1The maximum amount considers the scenario of successful financial settlement of all exercised subscription warrants.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    January 13, 2026

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer